Abbe L. Dienstag Partner Phone 212-715-9280 Fax 212-715-8000 ADienstag@KRAMERLEVIN.com

August 16, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn:  Evan S. Jacobson, Attorney-Advisor

Re:	Refco Public Commodity Pool, L.P.
Schedule TO-T/A Filed on August 10, 2010
Filed by RCP TenderCo LLC, Contrarian Funds, L.L.C., Contrarian Capital Management, L.L.C., and Jon R. Bauer
File No. 005-85521

Ladies and Gentlemen:

On behalf of RCP TenderCo LLC, Contrarian Funds, L.L.C., Contrarian Capital Management, L.L.C. and Jon R. Bauer, we provide a response to the oral comment of the Staff of the Securities and Exchange Commission received on August 12, 2010 relating to the filing referenced above.  The Staff requested information concerning tender offers to purchase shares or units of two private investment funds whose assets consist almost entirely of equity interests in or claims against the SPhinX Group of Companies, which are similar to the interests or claims owned by Refco Public Commodity Pool. L.P. (the “Partnership”) for whose units the public tender offer is being made. The tender offers for the private funds were disclosed in Item 11 of the above referenced filling.

On August 9, 2010, SAF TenderCo LLC, a Contrarian affiliate, commenced tender offers to purchase all of the interests in SPhinX Access LLC (the “U.S. Fund”) and all of the shares (also referred to here as interests) of SPhinX Access Ltd. (the “Offshore Fund”). The Funds are private investment funds sponsored by Merrill

U.S. Securities and Exchange Commission
Division of Corporation Finance
August 16, 2010

Lynch Alternative Investments LLC (“MLAI”).  The tender offers expire on September 3, 2010, unless extended.

Investors in each Fund are being asked to vote in the first instance on whether to approve making the tender offer available to investors in that Fund.  If the investors in a Fund vote to allow the tender offer for interests of that Fund, then the tender offer may proceed.  As a practical matter, however, the investors are being given the opportunity to tender their Fund interests at the same time as they vote to allow the tender offers.  Investors holding a majority of interests (by net asset value) must vote to approve making the tender offer available for the U.S. Fund.  Investors holding two-thirds of the interests (by net asset value) must vote to approve making the tender offer available for the Offshore Fund.

The tender offers for the interests in the Funds have essentially the same customary conditions as the tender offer for the Partnership units.  In addition, the tender offers for each Fund have a waivable condition that a minimum of 50% of the interests (by net asset value) in the Fund be tendered.

The U.S. Fund, indirectly through a wholly-owned Delaware limited liability company, owns S-Shares issued by SPhinX Managed Futures Fund Ltd., which are thought to be substantially similar in value to the S-Shares owned by the Partnership.  The Offshore Fund owns S-Shares in SPhinX Ltd., a Cayman Islands company which is part of the SPhinX Group of Companies in liquidation in the Grand Court of the Cayman Islands.  It is believed that the S-Shares in SPhinX Ltd. should be valued approximately the same as the S-Shares issued by SPhinX Managed Futures Fund Ltd., but because of the uncertainty surrounding the books and records of the SPhinX Group of Companies this cannot be verified.

The tender offers for the Funds are priced assuming a value of $270 for each S-Share, whether of SPhinX Managed Futures Fund Ltd. or of SPhinX Ltd., owned by the Funds. Each of the Funds has a number of classes, and the offer price per class differs somewhat depending on the interests of each class in the assets and liabilities of the respective Fund.

It is difficult to directly compare the offer price per share for the tender offer of the Partnership units and the tender offers for the Fund interests because the Partnership has not published the number of S-Shares that it owns.  Based on the very limited amount of information available to Contrarian, the offer price per share in the Partnership tender offer is based on a value per S-Share of approximately $180.

The Contrarian affiliates are offering a higher equivalent price in the tender offers for the Fund interests for several reasons:

•	SPhinX Managed Futures Fund SPC has asserted a counterclaim against the Partnership to recover an alleged preferential transfer of $12.5 million related

U.S. Securities and Exchange Commission
Division of Corporation Finance
August 16, 2010

to redemptions that the Partnership made between the months of October and December 2005, in partial redemption of the interests of the Partnership which were invested in SPhinX Managed Futures Fund SPC.  This counterclaim potentially could substantially reduce or even eliminate the Partnership’s recovery against SPhinX Managed Futures Fund SPC.  The Contrarian entities are unaware of any such counterclaim being made against the Funds.

•
If the Contrarian affiliate tendering for the Fund interests acquires more than 50% of the interests in a Fund, the operative agreements of that Fund will be amended to provide the Contrarian affiliate with certain control rights over the direction and settlement of the Fund’s actions to recover against the SPhinX Group of Companies.  If the Contrarian affiliate acquires 25% or more of the interests in a Fund, it will acquire veto rights over certain significant corporate transactions of such Fund.  The Contrarian affiliate tendering for Partnership units will not be obtaining any control or veto rights over the management of the Partnership, regardless of the level of response to the tender offer for its units.

•
MLAI and the Funds have recommended that investors in the Funds vote in favor of making the tender offer for the Funds available to investors.  Although MLAI and the Funds are making no recommendation whether investors in the Funds should tender their interests, the Contrarian entities value the cooperation of MLAI and the Funds to facilitate the tender offers.  The Partnership is taking no analogous action to facilitate the tender offer for its units.

We hope this is responsive to the Staff’s comment.  Should the Staff have any further questions, please contact me at (212) 715-9280.

Regards,

/s/ Abbe L. Dienstag

Abbe L. Dienstag

cc:           Jon R. Bauer, Contrarian Capital Management, L.L.C.